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12/13

[redacted]

SECI 13026337 IMISSION

SEC Mail Processing Section NOV 29 2013 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/12** (MM/DD/YY) AND ENDING **09/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II — **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700** **Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
4/19

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2013

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e) (3) of Rule 17a - 5

SUMMARY OF CONTENTS

EAGLE | Family of Funds

880 Carillon Parkway
St. Petersburg, FL 33716
p: 800.421.4184 | eaglefunds.com

November 26, 2013

Gentlemen:

We, the undersigned, officers of Eagle Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Eagle Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2013, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Richard J. Rossi
Chief Executive Officer

Richard B. Franz II
Senior Vice President, Treasurer and
Chief Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 26th day of November, A.D., 2013.

Notary Public
State of Florida at Large

Notary Public State of Florida
Karen B Wachtel
My Commission EE 860519
Expires 02/21/2017

My commission expires:________________

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

November 26, 2013
Certified Public Accountants

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2013

Assets:		
Cash and cash equivalents	$	4,908,265
Receivables from affiliates		110,388
Receivables from affiliated mutual funds		1,852,025
Other receivables		15,503
Deferred income taxes		97,366
Prepaid expenses and other assets		27,492
Total assets	$	7,011,039
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	4,196,671
Income taxes payable		97,366
Payable to affiliates		29,950
Accrued expenses and other liabilities		13,450
Total liabilities		4,337,437
Stockholder's equity:		
Common stock - $.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		26,735,656
Accumulated deficit		(24,062,055)
Total stockholder's equity		2,673,602
Total liabilities and stockholder's equity	$	7,011,039

See accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF OPERATIONS
For the year ended September 30, 2013

Revenues:	
Distribution fees	$ 12,795,686
Mutual fund commissions	319,797
Interest	7,492
Total revenues	13,122,975
Expenses:	
Distribution fees	11,746,666
Compensation, commissions and benefits	5,344,489
Business development	1,259,009
Communications and information processing	443,960
Occupancy and equipment	36,266
Other	317,047
Total expenses	19,147,437
Loss before income tax benefit	(6,024,462)
Income tax benefit	(2,244,732)
Net loss	$ (3,779,730)

See accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2013

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at September 30, 2012	$ 1	$ 22,735,656	$ (20,282,325)	$ 2,453,332
Net loss	—	—	(3,779,730)	(3,779,730)
Contribution from parent	—	4,000,000	—	4,000,000
Balance at September 30, 2013	$ 1	$ 26,735,656	$ (24,062,055)	$ 2,673,602

See accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF CASH FLOWS
For the year ended September 30, 2013

Cash flows from operating activities:		
Net loss	$	(3,779,730)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		25,496
Net change in:		
Receivables from affiliates		(110,388)
Receivables from affiliated mutual funds		(118,931)
Other receivables		60,836
Prepaid expenses and other assets		(15,810)
Accrued compensation, commissions and benefits		205,620
Payables to affiliates		(168,885)
Accrued expenses and other liabilities		(1,262)
Income taxes payable		(25,496)
Net cash used in operating activities		(3,928,550)
Cash flows from financing activities:		
Contributed capital from parent		4,000,000
Net increase in cash and cash equivalents		71,450
Cash and cash equivalents at beginning of year		4,836,815
Cash and cash equivalents at end of year	$	4,908,265
Supplemental disclosures of cash flow information:		
Cash received during the year from RJF for payments in lieu of tax benefit	$	2,244,732

See accompanying Notes to Financial Statements.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Eagle Fund Distributors, Inc. ("we," "us," "our," or "ours") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements, and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the financial statements.

Recognition of revenue

Distribution fees

Distribution fee revenues include 12b-1 fees from the Funds and supplemental fees from a third-party advisor for a taxable and tax-exempt money market fund. All distribution fees are recorded monthly when earned based on the Funds' average daily asset values and are collected in arrears.

Mutual fund commissions

Mutual fund commission revenues include the front-end load on Class A shares of the Funds and underwriter fees earned for our services, both of which are recognized at the point of sale.

Interest income

Interest income is recorded on an accrual basis when earned. Interest income consists primarily of interest earned on cash and cash equivalents.

Distribution fee expense

Distribution fee expense is incurred from both affiliated and third party broker-dealers based on a percentage of the Funds' average daily asset values. The fees are paid to the broker-dealers at the end of the quarter.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to financial advisors related to Class A and C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the eighteen month period from their date of purchase.

Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, is stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight line method over the estimated useful lives of the assets, which range from two to five years. Property and equipment of $15,411 currently owned has been fully depreciated.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment, if any, are reflected in the Statement of Operations in the period realized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows. See Note 5 for further information on our income taxes.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant and recognizes compensation expense over the vesting term of the awards. Share-based compensation amounts are allocated to us by RJF and are included in compensation, commissions and benefits expense on our Statement of Operations. RJF allocates the cost of providing these plans to us based on actual cost per employee. See Note 6 for further information.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, RJF, and affiliates in certain expense sharing agreements. Based on the terms in these agreements, our allocations described below may not be inclusive of all economic benefits received from our Parent, RJF, or affiliates. RJF allocates various expenses to us such as marketing and advertising and employee benefit plans. Affiliates allocate to us our share of expenses paid on our behalf such as group insurance and communications expense. We are also charged by affiliates for services provided to us such as mutual fund distribution fee expense, legal, information technology and various operational services. Our Parent allocates to us a portion of their expenses related to personnel, equipment, supplies, administrative and other expenses. The effect of such charges is reflected in the Statement of Operations as follows:

	Year ended September 30, 2013
Distribution fees expense	$ 4,684,209
Compensation, commissions and benefits expense	472,348
Business development expense	927,085
Communications and information processing expense	288,612
Occupancy and equipment expense	35,152
Other expense	145,229
Total charges from RJF, our Parent and other affiliated companies	$ 6,552,635

The payables to affiliates on our Statement of Financial Condition at September 30, 2013 associated with the related party transactions described in the table above is $29,950. Due to our operating losses, our Parent receives federal and state income tax benefits. Our Parent compensates us for these income tax benefits. The receivables from affiliates on our Statement of Financial Condition at September 30, 2013 associated with these related party transactions is $110,388. The related party transactions that result in these receivables and payables are settled monthly with cash transfers.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2013, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2013
Net capital	$ 1,511,940
Less: Required net capital	(250,000)
Excess net capital	$ 1,261,940

NOTE 5 – FEDERAL AND STATE INCOME TAXES

Our income tax benefit consists of the following:

	September 30, 2013		
	Current	Deferred	Total
Federal	$ (1,925,899)	$ 25,452	$ (1,900,447)
State	(344,329)	44	(344,285)
Total	$ (2,270,228)	$ 25,496	$ (2,244,732)

Our income tax benefit differs from the amount computed by applying the statutory federal income tax rate of 35% due to the following:

	September 30, 2013
Income tax benefit calculated at statutory rates	$ (2,108,562)
State income taxes, net of federal benefit	(250,572)
Other, net	114,402
Total income tax benefit	$ (2,244,732)

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2013
Deferred tax asset:	
State net operating loss carryover, net of federal tax	$ 8,537
Fixed assets	989
Deferred compensation	48,107
Accrued expenses	48,270
Gross deferred tax assets	105,903
Less: valuation allowance	(8,537)
Total deferred tax asset, net	$ 97,366

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal benefit of $4,596. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2013 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance did not change during the fiscal year ended September 30, 2013. We believe that the realization of the remaining net deferred tax asset of $97,366 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group and carryback losses against prior year consolidated taxable income of the affiliated group.

We recognize no liability for unrecognized tax benefits.

We recognize the accrual of interest and penalties related to income tax matters, if any, in interest expense and other expense, respectively.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2009 for state and local tax returns. Certain transactions occurring in fiscal year 2013 are currently being examined under the Internal Revenue Service ("IRS") Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The various audits in process are expected to be completed in fiscal year 2014.

NOTE 6 – BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and incentive stock option plans of RJF. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The PSP and ESOP benefits become fully vested after six years of qualified service. The 401(k) plan provides for a discretionary contribution or a matching contribution each year. Matching contributions are 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the market price on the day prior to the purchase date. The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation production plan that provides benefits to employees who meet certain compensation requirements. Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors on a discretionary basis. Compensation expense includes aggregate contributions to the PSP, ESOP, 401(k) and LTIP plans of $245,600 for fiscal year 2013.

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with us, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all share-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Outstanding options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the fiscal year ended September 30, 2013:

Dividend yield	1.37%
Expected volatility	39.86%
Risk-free interest rate	0.64%
Expected lives	5.41 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining: (1) the volatility of the most recent year; (2) the volatility of the most recent time period equal to the expected lives assumption; (3) the implied volatility of option contracts of RJF stock; and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's Stock Incentive Plan, we may grant options to certain employees. A summary of option activity to employees for the fiscal year ended September 30, 2013 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($)
Outstanding at October 1, 2012	2,000	$ 26.65		
Granted	1,000	37.87		
Outstanding at September 30, 2013	3,000	$ 30.39	3.93	$ 33,850
Exercisable at September 30, 2013	300	$ 25.28	1.32	$ 4,917

As of September 30, 2013, there was $17,600 of total unrecognized pre-tax compensation cost, net of estimated forfeitures, related to options awards. These costs are expected to be recognized over a weighted-average period of approximately 3.52 years.

The following stock option activity occurred under RJF's Stock Incentive Plan for the fiscal year ended September 30, 2013 (in thousands, except for per option values):

Weighted average grant date fair value per option	$	12.18
Total grant date fair value of stock options vested	$	3,240

Expense related to option awards in fiscal year 2013 was $26,500. Of this expense, $20,900 was allocated from an affiliate and is included within the compensation commissions and benefits expense line as presented in Note 3.

There were no restricted stock awards granted in this plan year.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

SCHEDULE I

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 30, 2013

Stockholder's equity	$	2,673,602
Non-allowable assets:		
Receivables from affiliates		110,388
Receivables from affiliated mutual funds		1,008,179
Other receivables		15,503
Other assets		27,492
Total non-allowable assets		1,161,562
Capital before haircuts on securities positions		1,512,040
Haircuts on affiliated mutual funds		100
Net capital		1,511,940
Minimum net capital:		
The greater of $250,000 or 2% of aggregate debit items arising from client transactions		250,000
Excess net capital	$	1,261,940

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part II FOCUS Report filed on October 23, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2013

We are exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. We meet the exemptive provisions of Paragraph (k)(1) of the rule.

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part II FOCUS Report filed on October 23, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2013

We are exempt from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. We meet the exemptive provisions of Paragraph (k)(2)(ii) of the rule.

No material differences exist between the above computation and the computation included in our corresponding September 30, 2013 unaudited Form X-17A-5 Part II FOCUS Report filed on October 23, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
Eagle Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Eagle Fund Distributors, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Eagle Fund Distributors, Inc., management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 26, 2013
Certified Public Accountants

SIPC-3 ~~2012~~ 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] CHIEF COMPLIANCE OFFICER 1/17/13
Authorized Signature/Title Date

8-

8-067244 FINRA SEP 7/13/2006
EAGLE FUND DISTRIBUTORS INC
880 CARILLON PARKWAY
ST PETERSBURG, FL 33716

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY ~~2012~~ 2013

Certification of Exclusion From Membership:
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, ~~2012~~ 2013 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.